CONTACTS:                               FOR IMMEDIATE RELEASE

Media                           Investors
Robert W. Stewart               Mike Kraft
Voice: 703.762.5175             Voice: 703.762.5359
Pager: 888.996.8478             Pager: 800.981.5994
robert.stewart@teligent.com     mike.kraft@teligent.com

Teligent reports $32m in second quarter revenue; local lines increase by nearly two-thirds

Vienna, Va., August 8, 2000 - Teligent, a global leader in broadband communications, today reported second quarter revenue of $32.3 million, a 40 percent increase over the $23.1 million in revenue reported for the first quarter and a gain of 700 percent year over year. Revenue from local service was up 43 percent compared to the first quarter, while data and Internet revenue rose 77 percent.

In addition to the strong revenue trends, installed local lines for the quarter were up 64 percent, the company's customer base grew 48 percent, fixed wireless building installations rose 33 percent, the total number of "on-net" buildings grew 17 percent and building access rights for the first time broke the "one billion square foot" mark.

During the quarter, Teligent launched a new domestic market - Columbus - and added another - Dayton - in July, bringing the total number of U.S. markets served to 42. The company also signed a comprehensive network services agreement with Level 3 Communications Inc., giving Teligent access to Level 3's national fiber backbone, regional fiber rings and metropolitan fiber networks.

"We're very pleased with our second quarter results across the board - data and voice, domestic and international," said Alex J. Mandl, Teligent's Chairman and Chief Executive Officer. "We're especially excited about the strong showing we made in our local business. We posted record gains in local revenue, local line installations and new customers ordering our local service. It's apparent that customers continue to demand a clear choice for local service and that they continue to want what Teligent offers."

On the international front, Teligent and Mannesmann Arcor launched their German joint venture, ArcTel. In France, Teligent and partners LDCOM Networks, the telecommunications arm of the $20-billion Louis Dreyfus Group, and Artemis, a global investment holding company, completed work that led to last month's spectrum grant by the French government.

The Teligent-LDCOM-Artemis joint venture was awarded eight regional licenses in the 24.5 - 26.5GHz band to serve businesses in major French markets. In Argentina, Teligent and its partner, Telcom Ventures, began deploying local fixed wireless networks in Buenos Aires.

During the three months ending June 30, Teligent added 34,110 local lines, bringing the total number of local lines to 87,516. Lines installed for data, Internet and related services rose by 180 percent. Total net line additions were 49,075. Teligent ended the quarter with an adjusted total of 358,556 lines, representing an increase of 25 percent over the first quarter and more than 850 percent from a year ago.

More than 12,400 of the new local lines were added for customers already subscribing to Teligent long distance service, as the sales force continued its efforts to bring more existing customers onto Teligent's local networks. (To avoid double counting, those 12,400 local lines are not included in the total number of new lines added during the quarter, but are counted only as new local lines.)

Nearly two-thirds of new customers ordered local service, while the number of installed local customers grew by 33 percent. Total installed customers increased to 26,101, up from 17,647 at the end of the first quarter. Year over year, Teligent's customer base rose nearly 640 percent.

                                 "On-net" focus

"The significant growth in our local business - whether you measure revenue, lines or customers - reflects our continuing focus on bringing more and more buildings `on-net'," said Teligent President and Chief Operating Officer Buddy Pickle. "We continue to shorten installation intervals and expand the universe of buildings for which we have access rights. Together, these efforts are driving our success in connecting more and more buildings to our local voice and data facilities."

During the quarter, Teligent added 514 buildings to its SmartWave(TM) local communications networks, all with fixed wireless connections, bringing the total number of "on-net" buildings to 3,614. At the end of the second quarter, 57 percent of all "on-net" buildings were connected through fixed wireless technology, while 43 percent had wireline connections.

                           Progress on fixed wireless

"We've made tremendous progress with our fixed wireless installations," Pickle said. "One hundred percent of all the buildings we brought `on-net' during the second quarter were equipped with fixed wireless technology. I expect we'll continue to see even more improvements in our fixed wireless installation procedures and results as we acquire rights to serve more and more buildings."

In the three months ending June 30, Teligent added 1,650 buildings to its portfolio of real estate under lease or option, raising the number of buildings to which Teligent has access rights by 19 percent, to 10,343.

Teligent announced during the quarter that it had secured access rights to buildings with a combined total of more than one billion square feet of commercial office space.

On the sales front, nearly 60 percent of new customers ordered a bundle of services, while nearly two-thirds of new customers ordered local service. About 90 percent ordered long distance. Data and Internet orders by new customers increased by 50 percent compared to the first quarter. Data sales per customer, measured in dollars, rose 30 percent over the first quarter.

The Teligent sales force stood at 596 reps at the end of the second quarter, up 38 percent from the second quarter of 1999. Measured in full time equivalent reps with a minimum of three months' experience, the sales force grew to 379 from 303 during the same year-over-year period. The total Teligent work force at the end of the second quarter stood at 3,184, up 11 percent from the first quarter.

Teligent reported a net loss of $164 million for the second quarter, compared to $156 million for the first quarter. Capital expenditures for the second quarter were $85 million, compared to $90 million in the first quarter. As of June 30, the company reported available cash and short-term investments of $291 million and total assets of $1.1 billion, compared to $286 million and $970 million, respectively, as of March 31.

"Our operational and financial metrics demonstrate our continued strength," said Acting Chief Financial Officer Cindy Tallent. "With nearly one billion dollars in available liquidity, we have the financial flexibility and resources we need to drive our success in the marketplace."

                       About Teligent's broadband networks

Teligent's local communications networks represent the integration of the latest advances in high-frequency microwave technology with traditional broadband wireline equipment. Together these technologies enable Teligent to increase its local network efficiency and significantly lower network costs.

Teligent delivers fixed wireless services by installing small antennas on the roofs of customer buildings. When a customer makes a telephone call or accesses the Internet, the voice, data or video signals travel over the building's internal wiring to the rooftop antenna. These signals are then digitized and transmitted to a "base station" antenna on another building, usually less than three miles away.

Each base station antenna gathers signals from a cluster of surrounding customer buildings, aggregates the signals and then routes them to a broadband switching center. At the switching center, ATM (Asynchronous Transfer Mode) switches and data routers distribute the traffic to other networks, such as public circuit-switched voice networks, packet-switched Internet and private data networks.

                                 About Teligent

Based in Vienna, Virginia, Teligent, Inc. (NASDAQ: TGNT) is a global leader in broadband communications offering business customers local, long distance, high-speed data and dedicated Internet services over its digital SmartWave(TM) local networks in 42 major markets throughout the United States. The company is working with international partners to extend its reach into Europe, Asia and Latin America. Teligent's offerings of regulated services are subject to all applicable regulatory and tariff approvals.

For more information, visit the Teligent website at: www.teligent.com

Teligent and SmartWave are the exclusive trademarks of Teligent, Inc.

Except for any historical information, the matters discussed in this press release contain forward-looking statements that reflect the company's current views regarding future events. These forward-looking statements involve risks and uncertainties that could affect the company's growth, operations, markets, products and services. The company cannot be sure that any of its expectations will be realized. Factors that may cause actual results, performance or achievement to differ materially from those contemplated by its forward looking statements include, without limitation: 1) The company's pace of entry into new markets; 2) The time and expense required to build the company's planned network and ISP infrastructure; 3) The impact of changes in telecommunications laws and regulations; 4) Ability to secure building access; 5) General economic and competitive conditions; 6) Technological developments; 7) Other factors discussed in the company's filings with the Securities and Exchange Commission.


                             Financial Tables Follow

                                 TELIGENT, INC.
                     Consolidated Statements of Operations
(amounts in thousands, except per share, share amounts, and number of employees)


                         Three Months Ended              Six Months Ended
                   ------------------------------  -----------------------------
                   June 30, 2000 June 30, 1999(1)  June 30, 2000 June 30,1999(1)
                   ------------- ----------------  ------------- ---------------
Revenues:

Communications services $ 32,264  $      3,961    $      55,328  $        5,484

Costs and expenses:
Cost of services          86,394        43,638          163,442          77,942
Sales, general and
 administrative expenses  59,755        50,051          116,636          95,542
Stock-based and other
 noncash compensation      8,250         7,937           16,071          15,801
Depreciation and
 amortization expense     24,020        10,087           43,149          17,483
                         -------       -------          -------          -------
  Total costs and
  expenses               178,419       111,713          339,298         206,768
                         -------       -------          -------         --------

Loss from operations    (146,155)     (107,752)        (283,970)       (201,284)

Interest income and other  7,236         4,193           14,313           9,373
Interest expense         (25,202)      (19,913)         (50,217)        (39,675)
                         -------       -------          -------         --------
Net loss                (164,121)     (123,472)        (319,874)       (231,586)
                         -------       -------          -------         -------
Accrued preferred stock
 dividendsand accretion
 of issuance costs       (10,335)            -          (20,619)              -
                         -------       -------          -------         --------
Net loss applicable to
 common shareholders   $(174,456) $   (123,472)    $   (340,493) $     (231,586)
                         =======       =======          =======         =======
Basic and diluted net
 loss per common share $   (2.94) $      (2.34)    $      (5.95) $        (4.39)
                         =======       =======          =======         =======
Weighted average common
 shares outstanding   59,361,643    52,828,466       57,198,744      52,751,915
                      ==========    ==========       ==========      ==========

Selected Financial and Other Data:
                         Three Months Ended            Six Months Ended
                     --------------------------- -------------------------------
                     June 30, 2000 June 30, 1999 June 30, 2000 June 30, 1999 (1)
                     ------------- ------------- ------------- -----------------
EBITDA (2)              $(113,885)$     (89,728)$    (224,750)$        (168,000)
Cash used in operations  (134,028)      (98,369)     (254,782)         (183,412)
Total capital expenditures 85,067        34,772       175,200            91,475
                                          June 30, 2000        June 30, 1999 (1)
                                          -------------        -----------------
Cash and short-term investments      $          290,541          $      386,088
Total assets                                  1,060,208                 799,712
Total stockholders' (deficit) equity           (548,690)               (183,426)

Number of employees                               3,184                   2,237

(1) Certain amounts in prior quarters and prior year financial statements have been reclassified to conform to the current period's presentation.

EBITDA (earnings before interest, taxes, depreciation and amortization) excludes charges for stock-based and other noncash compensation